================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                -----------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                                -----------------


                            FSP Galleria North Corp.
             (Exact name of registrant as specified in its charter)

                                -----------------

                 Delaware                                   20-1641289
     (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                   Identification No.)

                         401 Edgewater Place, Suite 200
                            Wakefield, MA 01880-6210
                    (Address of principal executive offices)


                                 (781) 557-1300
              (Registrant's telephone number, including area code)

                                -----------------

                    Securities to be registered under Section
                                12(b) of the Act:

                                      None

                 Securities to be registered pursuant to Section
                                12(g) of the Act:

                    Preferred Stock $.01 par value per share
                                (Title of class)

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

                                Table of Contents


Item 1.   Business..........................................................   1
Item 1A.  Risk Factors......................................................   2
Item 2.   Financial Information.............................................   8
Item 3.   Property..........................................................  16
Item 4.   Security Ownership of Certain Beneficial Owners and Management....  18
Item 5.   Directors and Executive Officers..................................  19
Item 6.   Executive Compensation............................................  19
Item 7.   Certain Relationships and Related Transactions....................  20
Item 8.   Legal Proceedings.................................................  20
Item 9.   Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters...................................  20
Item 10.  Recent Sales of Unregistered Securities...........................  22
Item 11.  Description of Registrant's Securities to be Registered...........  22
Item 12.  Indemnification of Directors and Officers.........................  23
Item 13.  Financial Statements and Supplementary Data.......................  24
Item 14.  Changes in and Disagreements with Accountants on Accounting and
          Financial Disclosure..............................................  24
Item 15.  Financial Statements and Exhibits.................................  24

SIGNATURE ..................................................................  25

Item 1. Business

History

      Our company, FSP Galleria North Corp., which we will refer to as Galleria or the Company, is a Delaware corporation formed to purchase, own and operate a sixteen-story Class "A" office tower containing approximately 379,518 rentable square feet and its associated infrastructure located on approximately 4.8 acres of land in Dallas, Texas, which we refer to as the Property. The Company operates in a manner intended to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

      The Company was organized initially in September 2004 by FSP Investments LLC (member, NASD and SIPC), a wholly-owned subsidiary of Franklin Street Properties Corp., or Franklin Street (AMEX: FSP). FSP Investments LLC acted as a real estate investment firm and broker/dealer with respect to (a) the organization of the Company, (b) the acquisition of real estate by the Company and (c) the sale of equity interests in the Company.

      Franklin Street holds the sole share of the Company's common stock, $.01 par value per share, which we refer to as the Common Stock. Between December 2004 and August 2005, FSP Investments LLC completed the sale of equity interests in the Company through the offering on a best efforts basis of 860 shares of preferred stock, $.01 par value per share, which we refer to as the Preferred Stock. We sold the Preferred Stock in a private placement offering to "accredited investors" within the meaning of Regulation D under the Securities Act of 1933.

      The Company purchased the Property for $68,500,000 on October 14, 2004. The purchase price was entirely financed by a loan from Franklin Street collateralized by a first mortgage, which loan was repaid in its entirety on August 8, 2005 from the proceeds of the sale of equity interests in the Company. The Company acquired the Property through a limited partnership, all of whose equity interest is owned, directly or indirectly, by the Company.

Our Business

      Our sole business is to own and operate the Property. We derive rental revenue from income paid to us by the tenant of the Property. Asset and property management services are provided by third parties.

      The Property was completed in 1999 and is currently leased in its entirety (100%) through December 31, 2009 to Tenet Hospitals Limited, which we refer to as Tenet Hospitals, with the lease being fully guaranteed by Tenet Healthcare Corporation (NYSE: THC). The Property has been designated as the worldwide headquarters for Tenet Healthcare Corporation. Provided that the Company and Tenet Hospitals agree as to the terms, the lease may be extended beyond its current December 31, 2009 expiration for two consecutive renewal terms of five years each with at least 24 months' prior written notice.

      The lease with Tenet Hospitals is structured on a triple-net (NNN) basis under which operating expenses are fully (100%) reimbursed by the tenant to the landlord. Ordinarily, the tenant is responsible for all normal operating expenses at the Property, which include but are not limited to: maintenance, repairs, real estate taxes, insurance, utilities and management costs. As the landlord, we are generally obligated, at our expense, to maintain and replace, if necessary, all major building systems and all structural components of the Property, including walls, roof, slab and foundation.

      A third party property manager and FSP Property Management LLC, a wholly-owned subsidiary of Franklin Street, provide services to the Company. The third party property manager provides day-to-day services related to the operation of the Property and FSP Property Management LLC provides asset management and financial reporting services.

Investment Objectives

      The Company's objectives are to (i) obtain cash available to pay distributions through rental receipts from operations of the Property, (ii) increase our rental revenues over time as rental rates increase for premier properties in the Dallas/Fort Worth Metroplex office market, (iii) provide increased equity in the Property to our holders of Preferred Stock as a result of appreciation in market value, and (iv) preserve and protect the capital invested by the holders of our Preferred Stock. We cannot be sure of meeting our objectives. See Item 1A, "Risk Factors".

      Our policy is not to make loans to other persons, not to invest in the securities of other issuers for the purpose of exercising control, not to underwrite the securities of other issuers, not to offer securities in exchange for property and not to purchase or otherwise reacquire our securities. These policies may be changed by our directors without a vote of the stockholders.

      We have issued our shares of Preferred Stock in the offering described above. No additional shares of Preferred Stock are authorized by our charter, and authorization of any increase in the number of authorized shares or the creation of any new series or class of stock would require the affirmative vote of the holders of 66.67% of the outstanding shares of Preferred Stock.

      We intend to sell the Property at a time determined by our directors. We do not intend to reinvest the proceeds of any such sale.

      We do not intend to borrow any money but have the right to obtain a line of credit as described below.

      We intend to furnish annual reports to our stockholders, containing financial statements of the Company accompanied by a report of the Company's independent accountants stating that an examination has been made in accordance with generally accepted auditing standards.

Revolving Line of Credit

      While a line of credit is not expected to be needed, the Company may, without the consent of any holder of shares of our Preferred Stock, obtain a revolving line of credit of up to $27,400,000 on commercially reasonable terms to be used for capital improvements or to pay operating expenses of the Property, if needed. As of the date of the filing of this Form 10, the Company has neither sought nor obtained a line of credit.

Competition

      The Property is located within the Dallas/Fort Worth Metroplex office market and, more specifically, within the Class "A" office segment of the Far North Dallas submarket. According to CB Richard Ellis' First Quarter 2006 Dallas Office Market Supplement, within the Class "A" segment of the Far North Dallas submarket, the vacancy rate was approximately 11.82% and rental rates averaged $21.12 per square foot. The Property may encounter substantial competition from the other office buildings which are or may become available in the general area in which the Property is located and which may be priced at rental levels lower than those for space in the Property or which may be more attractive to tenants. In order to maintain or increase rental revenues following the expiration of our lease with Tenet Hospitals, the Property must be competitive, in regards to cost and amenities, with other buildings of similar use near our location. Some of our competitors may have significantly more resources than we do and may be able to offer more attractive rental rates or services. On the other hand, some of our competitors may be smaller or have less fixed overhead costs, less cash or other resources that make them willing or able to accept lower rents in order to maintain a certain occupancy level. If there is not currently significant existing property competition, our competitors may decide to enter the market and build new buildings to compete with our Property. Not only do we compete with other landlords and developers, but we are also affected by larger market forces (including changes in interest rates and tax treatment) and individual decisions beyond our control which may affect our ability to compete.

Employees

      We had no employees as of December 31, 2005.

Item 1A. Risk Factors

      The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Form 10 and presented elsewhere by management from time to time.

The Property is currently occupied by a single tenant.

      One tenant, Tenet Hospitals, leases 100% of the Property's rentable space. The financial position of the Company may be adversely affected by financial difficulties experienced by this tenant or its parent, Tenet Healthcare Corporation, which guarantees the lease, or any future tenant of the Property, including a bankruptcy, insolvency or a general downturn in the business of the tenant or the reduction in any funding source of the tenant, or in the event any such tenant terminates or does not renew its lease.

We face the risk that a tenant may default or declare bankruptcy or, if we are not able to collect sufficient rents from the Property, we may suffer significant operating losses or a reduction in cash available for future distributions. The major risks of ownership of the Property include:

      o the failure of any tenant to meet its obligations under its lease, either due to a business failure or a default under the terms of the lease;
      o the possibility that an existing tenant will not renew its lease upon the expiration of the lease term at rent levels and terms favorable to us; and
      o in the event that an existing tenant or a subsequent tenant terminates or does not renew its lease, the possibility that a new tenant or tenants cannot be found who will rent the Property at rent levels sufficient for the Company to pay dividends to the holders of Preferred Stock.

      At any time, a tenant could seek the protection of the bankruptcy laws, which could result in termination and rejection of such tenant's lease and thereby cause a reduction in our cash flow.

      If any of the risks described above occur, the Property may not generate income sufficient to meet operating expenses and to fund adequate reserves for capital expenditures. The occupancy of the Property may also be adversely affected by various factors such as financial difficulties encountered by tenants, an increase in local unemployment, excessive building resulting in an oversupply of space, adverse characteristics of the area in which the Property is located or management inadequacies.

The Property competes against other office buildings in the Dallas, Texas area, which could require us to decrease rental rates and could adversely affect our cash flow.

      The Property may encounter substantial competition from the other office buildings which are or may become available in the general area in which the Property is located and which may be priced at rental levels lower than those for space in the Property or which may be more attractive to tenants. In order to maintain or increase rental revenues following the expiration of our lease with Tenet Hospitals, the Property must be competitive, in regards to cost and amenities, with other buildings of similar use near our location. Some of our competitors may have significantly more resources than we do and may be able to offer more attractive rental rates or services. On the other hand, some of our competitors may be smaller or have less fixed overhead costs, less cash or other resources that make them willing or able to accept lower rents in order to maintain a certain occupancy level. If there is not currently significant existing property competition, our competitors may decide to enter the market and build new buildings to compete with our Property. Not only do we compete with other landlords and developers, but we are also affected by larger market forces (including changes in interest rates and tax treatment) and individual decisions beyond our control which may affect our ability to compete.

      Rental income from the Property may fluctuate from time to time, based upon occupancy and rental levels. In contrast, certain expenses related to real estate ownership, such as real estate taxes, utility costs, maintenance costs and insurance, tend to increase rather than decrease, and mortgage payments (which do not presently exist and are not contemplated) usually are fixed over specified periods. In the event of termination of any lease, the Company will continue to be responsible for all operating expenses attributable to the space covered by such lease. There can be no assurance that the Company will be able to locate new tenants for any space vacated by existing tenants or receive satisfactory rents from any such tenants. The termination of one or more leases, whether by reason of the financial failure of the tenants or the expiration of such leases without renewal or replacement, would be likely to cause at least a temporary reduction in the Company's cash flow and might result in a decrease in the market value of the Property.

We face the risk of possible future capital expenditures.

      If a tenant or tenants fail to continue in occupancy, possible renovation of the Property could require large expenditures of money by the Company in order to make the vacated space suitable for other tenants. In such case, all or a portion of the Property may need to be renovated or reconfigured to attract a new tenant or tenants. The Company has established operating/capital reserves of approximately $4,815,000 in anticipation of future capital needs of the Property. If a lease expires and new tenants occupy the Property, some tenant improvement work would likely be required. Although the Company has established operating/capital reserves in anticipation of such expense, it is possible that the Company may not have sufficient funds to pay such costs and there is no guarantee that an institutional lender would be willing to advance such funds to the Company.

We face the risk of the occurrence of a casualty at the Property.

      The occurrence of a fire or other major casualty could materially and adversely affect the operation of the Property and could result in a default under any outstanding loan documents (which do not presently exist and are not contemplated) or in the liquidation of the Company if it were not practicable to rebuild or restore the Property or if any lender did not consent thereto. Even if it were practicable to restore the damage caused by a major casualty, operations of the Property would be suspended for a period of time, and the economic benefits of an investment in the Preferred Stock would be adversely affected. The Company believes that the Property is and will continue to be adequately insured, and it is the policy of the Company to insure its property against rent loss, fire and other perils in a manner customary in the industry in an amount sufficient in the judgment of the Company to rebuild the Property, exclusive of the value of the land and certain other normal and customary exclusions. Nevertheless, in the event of any substantial loss affecting the Property, disputes could arise as regards the then value of the Property for purposes of insurance claims. Moreover, there are certain types of losses (generally of a catastrophic nature, such as earthquakes, floods, terrorism and acts of war, or of an environmental nature, including the presence of bacteria or toxic mold) which are either uninsurable or not economically insurable; if such a loss occurs with respect to the Property, the Company could lose both its investment and possibility of profit with respect thereto.

The holders of shares of Preferred Stock have limited control of the Company.

      The directors of the Company have sole authority for the operation and management of the Company and the Property. The holders of shares of Preferred Stock are dependent on the capabilities of the board of directors or persons or entities retained by it, such as the local management agent. Holders of Preferred Stock will have only limited voting rights and will have no right to vote for the election of directors except as described below. The affirmative vote of the holders of a majority of the shares of Preferred Stock, voting as a separate class, is required for (i) the merger of the Company with any other entity, (ii) the sale of the Property or (iii) any amendment to the Company's charter. In addition, the affirmative vote of the holders of 66.67% of the shares of Preferred Stock is required for any change in the authorized capital stock of the Company. The holders of a majority of the outstanding shares of Preferred Stock may remove one or more members of the board of directors without cause and replace such member or members with a person or persons designated by such holders. Thereafter, the holders of shares of Preferred Stock will, at each meeting of stockholders to elect directors, vote as one class together with the holders of Common Stock for the election of directors. The holders of shares of Preferred Stock have no redemption or conversion rights.

The holders of shares of Preferred Stock face the risk of dilution.

      The Company, with the approval of the holders of at least 66.67% of the shares of Preferred Stock, may dilute the interests of the holders of shares of Preferred Stock by issuing additional shares of stock in the Company for such cash or other consideration as may be determined at the time of the transaction. While such provisions are intended to provide a source of additional funds to the Company if the Property encounters financial difficulties, such a transaction would reduce the economic benefits available to holders of shares of Preferred Stock.

Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock.

      The Company may require that, in order to transfer shares of Preferred Stock, the transferor deliver to the Company an opinion of counsel to the effect that the transfer will not violate state or federal securities laws, and such holder will then be responsible for paying counsel's fees for the opinion. The transfer of the shares of Preferred Stock may also be restricted by the securities laws of certain states. Although it may be possible under certain circumstances to dispose of an investment in the Company, no market currently exists for the shares of Preferred Stock, and it is unlikely that a ready market for such disposition will exist at any time in the future. Even if a holder of shares of Preferred Stock is able to sell his or her share(s) to an unrelated third party, a holder seeking to transfer his, her or its interest most probably would incur substantial legal and other costs in connection with the transaction. The transfer of shares of Preferred Stock is further restricted by provisions of the Company's charter designed to preserve the Company's status as a REIT.

There are conflicts of interest.

      The Company is subject to numerous potential conflicts of interest with Franklin Street and its affiliates. The Company is subject to potential conflicts of interest arising from other real estate activities of Franklin Street and its affiliates, including other real estate activities in the greater Dallas, Texas area. The officers and directors of the Company, who are affiliates of Franklin Street, will not be spending full time, or a major portion of their time, in connection with the management of the Property, and will be actively engaged in supervising the development, construction, renovation, acquisition and/or operation of other properties that may be in competition with the Property. Further, Franklin Street and its affiliates are and will be actively engaged in the ownership and operation of other projects, which may affect their ability to perform their respective obligations to the Company. Franklin Street holds the sole outstanding share of Common Stock and has the right to elect all of the members of the board of directors, except as described above.

Holders of shares of Preferred Stock face a lack of diversification.

      The Company has been formed to invest in, own and operate only the Property. The Company does not plan at this point in time to engage in any other business. Thus, the success of the Company will depend entirely upon its investment in the Property. The Company will not have the benefit of reducing risk by diversifying its funds among a portfolio of properties.

Provisions in the Company's charter limit the liability of directors.

      The Company's charter contains certain provisions which are intended to eliminate the Company's directors' liability for money damages, except to the extent of:

      o any breach of the director's duty of loyalty to the Company and its stockholders,
      o acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
      o unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions and
      o any transaction from which the director derived an improper personal benefit.

      Therefore, holders of shares of Preferred Stock may have a more limited right of action against the directors of the Company than he, she or it would have if there were not such limitations.

We are dependent on key personnel that are not employed by us.

      We depend on the efforts of George Carter, our President and a Director, and our other executive officers. If they were to resign, our operations could be adversely affected. We do not have any employees.

Our level of distributions may fluctuate.

      The lease with Tenet Hospitals expires on December 31, 2009 and may be extended beyond its current December 31, 2009 expiration for two consecutive renewal terms of five years each with at least 24 months' prior written notice. Because real estate occupancy levels and rental rates can fluctuate, there is no predictable recurring level of revenue from such activities. As a result of this, when the lease with Tenet Hospitals expires the amount of cash available for distribution may fluctuate, which may result in our not being able to maintain or grow distribution levels in the future.

The Property may significantly decrease in value.

      The Property may decline in value. To the extent the Property declines in value, our holders of Preferred Stock could lose some or all the value of their investments. The value of our Preferred Stock may be adversely affected if the Property declines in value since the Property represents the majority of the tangible assets held by us. Moreover, if changes in the Property's condition or changes in market conditions force us to sell the Property for a price less than its initial purchase price or its carrying cost or to lease the Property at a rental rate less than the rate of the lease being terminated, our results of operations would be adversely affected and such negative results of operations may result in lower distributions being paid to holders of our Preferred Stock.

We face risks in owning and operating the Property.

      An investment in us is subject to the risks incident to the ownership and operation of real estate-related assets. These risks include the fact that real estate investments are generally illiquid, as well as the risks normally associated with:

      o     changes in general and local economic conditions;
      o     the supply or demand for similar types of property in this market;
      o     changes in market rental rates;
      o     the impact of environmental protection laws; and
      o     changes in tax, real estate and zoning laws.

      Certain significant costs, such as real estate taxes, utilities, insurance and maintenance costs, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

We may encounter significant delays in reletting vacant space, resulting in losses of income.

      When the lease with Tenet Hospitals expires, we will incur expenses and may not be able to re-lease the space on the same terms. The lease with Tenet Hospitals expires on December 31, 2009 and may be extended beyond its current December 31, 2009 expiration for two consecutive renewal terms of five years each with at least 24 months' prior written notice. If we are unable to re-lease space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce distributions to the holders of our Preferred Stock.

There is limited potential for an increase in leased space gains at our Property.

      We anticipate that future increases in revenue from the Property will be primarily the result of scheduled rental rate increases or rental rate increases as leases expire. If there is a soft economic market, it may be difficult to lease space or realize increased revenues when vacant space is re-leased.

We are subject to possible liability relating to environmental matters, and we cannot assure you that we have identified all possible liabilities.

      Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous substances. The presence of hazardous substances on a property may adversely affect the owner's ability to sell such property or to borrow using such property as collateral, and it may cause the owner of the property to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on the property could result in the owner incurring substantial liabilities as a result of a claim by a private party for personal injury or a claim by an adjacent property owner for property damage.

      In addition, we cannot assure you that:

      o future laws, ordinances or regulations will not impose any material environmental liability;
      o the current environmental conditions of our Property will not be affected by the condition of properties in the vicinity of such properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us;
      o tenants will not violate their leases by introducing hazardous or toxic substances into our Property that could expose us to liability under federal or state environmental laws; or
      o environmental conditions, such as the growth of bacteria and toxic mold in heating and ventilation systems or on walls, will not occur at our property and pose a threat to human health.

We are subject to compliance with the Americans With Disabilities Act and fire and safety regulations, any of which could require us to make significant capital expenditures.

      The Property is required to comply with the Americans With Disabilities Act (ADA), and the regulations, rules and orders that may be issued thereunder. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Compliance with ADA requirements might require, among other things, removal of access barriers and noncompliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants.

      In addition, we are required to operate the property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. Compliance with such requirements may require us to make substantial capital expenditures, which expenditures would reduce cash otherwise available for distribution to the holders of shares of our Preferred Stock.

Contingent or unknown liabilities acquired in the acquisition of the Property could require us to make substantial payments.

      The Property was acquired subject to liabilities and without any recourse with respect to liabilities, whether known or unknown. As a result, if liabilities were asserted against us based upon the Property, we might have to pay substantial sums to settle them, which could adversely affect our results of operations and financial condition and our cash flow and ability to make distributions to the holders of shares of our Preferred Stock. Unknown liabilities with respect to the Property acquired might include:

      o     liabilities for clean-up or remediation of environmental conditions;
      o claims of tenants, vendors or other persons dealing with the former owners of the Property; and
      o     liabilities incurred in the ordinary course of business.

We would incur adverse tax consequences if we failed to qualify as a REIT.

      The provisions of the tax code governing the taxation of real estate investment trusts are very technical and complex, and although we expect that we will be organized and will operate in a manner that will enable us to meet such requirements, no assurance can be given that we will always succeed in doing so.

      If in any taxable year we do not qualify as a real estate investment trust, we would be taxed as a corporation and distributions to holders of shares of our Preferred Stock would not be deductible by us in computing our taxable income. In addition, if we were to fail to qualify as a real estate investment trust, we could be disqualified from treatment as a real estate investment trust in the year in which such failure occurred and for the next four taxable years and, consequently, we would be taxed as a regular corporation during such years. Failure to qualify for even one taxable year could result in a significant reduction of our cash available for distribution to holders of shares of our Preferred Stock or could require us to incur indebtedness or liquidate investments in order to generate sufficient funds to pay the resulting federal income tax liabilities.

There is no public trading market for our securities.

      There is no public trading market for our Preferred Stock or Common Stock, and we cannot assure you that any market will develop or that, if such a market develops, there will be any liquidity in such a market for our Preferred Stock or Common Stock.

Item 2. Financial Information.

      The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as necessarily indicative of future operations. The following discussion and other parts of this Form 10 may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty, including without limitation changes in economic conditions in the market where we own this property, risks of a lessening of demand for the type of real estate owned by us, changes in government regulations, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, insurance increases and real estate tax valuation reassessments. See "Risk Factors" in Item 1A. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date this Form 10 is filed to conform them to actual results or to changes in our expectations that occur after such date, other than as required by law.

Selected Financial Data

      The following selected financial information is derived from our historical financial statements. This information should be read in conjunction with "Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 hereof and with the financial statements and related notes thereto included in Item 13 hereof.

                                                                               For the Period
                                                                             September 21, 2004
                                                                           (date of inception) to
(In thousands, except Share and per share amounts)           Year Ended          Year Ended
                                                            December 31,        December 31,
                                                           -----------------------------------
                                                                2005                2004
                                                                ----                ----
Operating Data:
Total revenue                                                 $ 10,671           $  2,181
Net income (loss)                                               (1,218)              (353)
Net income (loss) attributable to
  preferred shareholders                                        (2,083)            (1,061)

Net increase (decrease) in cash and
   cash equivalents                                              6,114              2,673
Net cash provided by (used for)
   operating activities                                            888              2,736
Net cash used for distributions                                 (3,918)              (708)

                                                                     As of December 31,
                                                           -----------------------------------
                                                                2005                2004
                                                                ----                ----
Balance Sheet Data
Cash and cash equivalents                                     $  8,787           $  2,673
Total assets                                                    75,251             71,429
Long term liabilities                                               --             59,439

Total liabilities                                                2,492             62,678
Total stockholders' equity                                      72,759              8,751

Per Share Data:
Weighted average preferred shares
   outstanding                                                  617.28             107.50
Net income (loss) per preferred share                         $ (3,374)          $ (9,870)

Distributions paid per preferred share                           4,946                 --
Distributions paid per preferred share
   (return of capital)                                           4,207                 --

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the financial statements included in Item 13 hereof.

Overview

      The Company operates in one business segment, which is real estate operations, and owns a single property. Our real estate operations involve real estate rental operations, leasing services and property management services. The main factor that affects our real estate operations is the broad economic market conditions in the United States and, more specifically, the economic conditions in Dallas, Texas, the relevant submarket. These market conditions affect the occupancy levels and the rent levels on both a national and local level. We have no influence on national or local market conditions.

      It is difficult for management to predict what will happen to occupancy or rents after the expiration of the lease with Tenet Hospitals because the need for space and the price tenants are willing to pay are tied to both the local economy and to the larger trends in the economy, such as job growth, interest rates, and corporate earnings, which in turn are tied to even larger macroeconomic and political factors, such as volatility in energy pricing and the risk of terrorism. In addition to the difficulty of predicting macroeconomic factors, it is difficult to predict how our local market or tenants will suffer or benefit from changes in the larger economy. In addition, because the Property is in a single geographical market and leased to one tenant in the healthcare industry, these macroeconomic trends may have a different effect on the Property and on its tenant.

Trends and Uncertainties

      Real Estate Operations

      The Company owns and operates a sixteen-story Class A suburban office tower located in Dallas, Texas containing approximately 379,518 square feet of rentable space located on approximately 4.8 acres of land. The Property is 100% leased to its single tenant, Tenet Hospitals Limited, whose lease expires in 2009. During 2005, vacancy rates for Class A buildings in the far north Dallas submarket improved and rental rates increased modestly. Management does not know how much longer this trend will continue or if changes in the healthcare industry or the tenant specifically will lead to different trends in the future. Following termination of the existing lease, we may only be able to release the space at a rate that is significantly lower than the current rate, possibly resulting in decreased cash flows. Bankruptcy or a material adverse change in the financial condition of the tenant would likely cause a material adverse affect.

Critical Accounting Policies

      We have certain critical accounting policies that are subject to judgments and estimates by our management and uncertainties of outcome that affect the application of these policies. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. The accounting policies that we believe are most critical to the understanding of our financial position and results of operations, and that require significant management estimates and judgments, are discussed below.

      Critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

      o allocation of purchase prices between various asset categories and the related impact on our recognition of rental income and depreciation and amortization expense; and
      o assessment of the carrying values and impairments of long-lived assets.

      Allocation of Purchase Price

      We have allocated the purchase price of the Property to land, buildings and improvements. Each component of purchase price generally has a different useful life. We allocate the value of real estate acquired among land, buildings, improvements and identified intangible assets and liabilities, which may consist of the value of above market and below market leases, the value of in-place leases, and the value of tenant relationships. Purchase price allocations and the determination of the useful lives are based on management's estimates. Under some circumstances we may rely upon studies commissioned from independent real estate appraisal firms in determining the purchase price allocations.

      Purchase price allocated to land and building and improvements is based on management's determination of the relative fair values of these assets assuming the Property was vacant. Management determines the fair value of the Property using methods similar to those used by independent appraisers. Purchase price allocated to above market leases is based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the lease, measured over a period equal to the remaining non-cancelable term of the lease. Purchase price allocated to the in-place lease and the tenant relationship is determined as the excess of (i) the purchase price paid for the Property after adjusting the existing in-place lease to market rental rates over (ii) the estimated fair value of the Property as if vacant. This aggregate value is allocated between the in-place lease value and tenant relationship based on management's evaluation of the specific characteristics of the tenant's lease; however, the value of tenant relationships has not been separated from in-place lease value because such value and its consequence to amortization expense is immaterial for the acquisition reflected in our financial statements. Factors considered by us in performing these analyses include (i) an estimate of carrying costs during the expected lease-up periods, including real estate taxes, insurance and other operating income and expenses, and (ii) costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs.

      Depreciation Expense

      We compute depreciation expense using the straight-line method over estimated useful lives of up to 39 years for the building and improvements, and up to 15 years for personal property. The allocated cost of land is not depreciated. The capitalized above-market lease values, if any, are amortized as a reduction to rental income over the remaining non-cancelable terms of the lease. The value of above or below-market leases is amortized over the remaining non-cancelable periods of the lease. The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is also amortized over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. Inappropriate allocation of acquisition costs, or incorrect estimates of useful lives, could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods, as is required by generally accepted accounting principles.

      Impairment

      We periodically evaluate the Property for impairment indicators. These indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that permanently reduce the value of our investment. If indicators of impairment are present, we evaluate the carrying value of the property by comparing it to its expected future undiscounted cash flows. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

      Lease Classification

      Each time we enter a new lease or materially modify an existing lease we evaluate whether it is appropriately classified as a capital lease or as an operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

Recent Accounting Standards

      There were no recent accounting standards with respect to which the adoption of the standard would have an impact on our financial position, results of operations or cash flows.

Results of Operations

      The Company was formed on September 21, 2004 and the Property was acquired on October 14, 2004, and as a result there were twelve and approximately two and a half months of operations included in results of operations for the year ended December 31, 2005 and the period ended December 31, 2004. The Property is currently 100% leased to a tenant with a lease, which was in place prior to the acquisition of the property and expires on December 31, 2009. Provided that the landlord and the tenant agree as to the terms, the lease may be extended beyond its current December 31, 2009 expiration for two consecutive renewal terms of five years each with at least 24 months' prior written notice. Base rents during both option periods will be at an amount equal to the then current fair market rental value, but in no event less than the rental rate being then being paid by the tenant.

Comparison of the year ended December 31, 2005 to the period ended December 31, 2004.

      Revenue

      Total revenue increased $8.5 million, to $10.7 million for the year ended December 31, 2005, as compared to $2.2 million for the period ended December 31, 2004. This increase was primarily due to twelve months of operations in 2005 compared to approximately two and one-half months of operations in 2004, and, to a lesser extent, by increases in rental revenue and recoverable operating expenses.

      Expenses

      Total expenses increased approximately $9.5 million to $12.0 million for the year ended December 31, 2005 as compared to $2.5 million for the period ended December 31, 2004. This increase was partially attributable to a $4.1 million increase in interest expense to $5.3 million for the year ended December 31, 2005 compared to $1.2 million for the period ended December 31, 2004. The loan was used to purchase the property in October 2004 and was repaid by proceeds from the sale of Preferred Stock, which was completed in August of 2005. The increase was also attributable to twelve months of operations in 2005 compared to approximately two and one-half months of operations in 2004, and, to a lesser extent, by increases in operating expenses.

Liquidity and Capital Resources

      Cash and cash equivalents were $8.8 million at December 31, 2005 and $2.7 million at December 31, 2004. This $6.1 million increase is attributable to $0.8 million provided by operating activities, and $5.8 million provided by financing activities, and was partially offset by $0.5 million used for investing activities. Management believes that existing cash and cash anticipated to be generated internally by operations will be sufficient to meet working capital requirements and anticipated capital expenditures for at least the next 12 months.

      Operating Activities

      The cash provided by operating activities of $0.8 million is primarily attributable to a net loss of approximately $1.2 million plus the add-back of $2.4 million of depreciation and amortization, which was partially offset by a $0.3 million decrease in accounts payable and accrued expenses and an increase in operating assets of approximately $0.1 million.

      Investing Activities

      Cash used by investing activities of $0.1 million was for capital expenditures.

      Financing Activities

      Cash provided by financing activities of $5.8 million was attributable to $75.2 million of proceeds from the sale of Preferred Stock, which was used to repay the outstanding loan balance for the Property of $59.4 million and for related syndication costs of $6.1 million. The proceeds were also partially offset by $3.9 million of distributions to stockholders.

      Sources and Uses of Funds

      The Company's principal demands on liquidity are cash for operations and dividends to equity holders. As of December 31, 2005, we had approximately $2.5 million in accrued liabilities and no long-term debt. In the near term, liquidity is generated by cash from operations.

      Contingencies

      We may be subject to various legal proceedings and claims that arise in the ordinary course of our business. Although occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations.

      Related Party Transactions

      We have in the past engaged in and currently engage in transactions with a related party, Franklin Street and its subsidiaries FSP Investments LLC and FSP Property Management LLC (collectively "FSP"). We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders. Franklin Street is the sole holder of the Company's one share of Common Stock that is issued and outstanding. Following the completion of the placement of the Preferred Stock, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the Company. The following is a summary of related party transactions that occurred in 2005 and 2004:

      o The Company paid acquisition fees of $430,000 and $0, and other organizational and offering costs of $129,000 and $127,000 to FSP in 2005 and 2004, respectively. Such fees were included in the cost of the real estate and were associated with the formation of the Company.

      o The Company paid syndication fees of $6,110,000 and $944,000 in 2005 and 2004, respectively, to FSP for services related to syndication of the Company's Preferred Stock.

      o During 2004, the Company borrowed and has subsequently repaid a note payable to FSP with an original principal amount of $68,500,000 and interest equal to the rate paid by FSP on its line of credit. The final payment on the loan was made on August 8, 2005. Interest paid to FSP was $1,190,000 and $375,000 in 2005 and 2004, respectively. The average interest rate during the time the loan was outstanding was 5.59%.

      o The Company paid commitment fees of $4,327,000 and $618,000 in 2005 and 2004, respectively, to FSP for obtaining the first mortgage loan on the property. Such amounts are included in interest expense in the financial statements.

      o The Company made distributions of $865,000 and $708,000 in 2005 and 2004, respectively, to FSP relating to earnings of the Company prior to the completion of the offering of Preferred Stock.

      o Management fees of $117,000 and $21,000 were paid in 2005 and 2004, respectively, to FSP to manage the Company on behalf of our stockholders.

      Rental Income Commitments

      Our commercial real estate operations consist of the leasing of the Property, subject to a single lease with a term longer than one year. The lease expires in 2009. Approximate future minimum rental income from this non-cancelable operating lease as of December 31, 2005 is:

                              Amount
      Year                (in thousands)
      ----                --------------
      2006                  $ 6,577
      2007                    6,577
      2008                    6,577
      2009                    6,577
                           ---------
                            $26,308
                           ---------

Cash Available for Distribution

      We believe that Cash Available for Distribution ("CAD") is helpful to investors as a measure of our performance as an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of our ability to make distributions to stockholders.

      The Company defines CAD as: net income or loss as computed in accordance with accounting principles generally accepted in the United States of America ("GAAP"); plus certain non-cash items included in the computation of net income or loss (depreciation and amortization and straight line rent adjustments); plus funds raised by the issuance of shares; plus the net proceeds from the sale of land; less purchases of real estate assets (including acquired leases), property and equipment ("Capital Expenditures"), and payments for deferred leasing commissions; plus (less) proceeds from (payments to) cash reserves established at the acquisition date of the property ("Funded Reserves"). Depreciation and amortization and straight-line rents are an adjustment to CAD, as these are non-cash items included in net income or loss. Proceeds and repayments of debt associated with the property acquisition, Capital Expenditures, payments for deferred leasing commissions and the proceeds from (payments to) the Funded Reserves are an adjustment to CAD, as they represent cash items not reflected in income. The Funded Reserves represent funds that the Company has set aside in anticipation of future capital needs. These Funded Reserves are typically used for the payment of capital expenditures, deferred leasing commissions and certain tenant allowances; however, there are no legal restrictions on their use and may be used for any Company purpose.

      CAD should not be considered as an alternative to net income or loss (determined in accordance with GAAP), as an indicator of the Company's financial performance, nor as an alternative to cash flows from operating activities (determined in accordance with GAAP), nor as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define CAD in a different manner. It is at the Company's discretion to retain a portion of CAD for operational needs. Management believes that in order to facilitate a clear understanding of the results of the Company, CAD should be examined in connection with net income or loss and cash flows from operating, investing and financing activities in the financial statements (determined in accordance with GAAP).

      The following table reflects the calculation of CAD and a reconciliation of CAD to net loss, the most direct comparable GAAP measure, for the periods indicated:

                                                                      For the Period
                                                                    September 21, 2004
                                                     Year Ended   (date of inception) to
                                                    December 31,       December 31,
(in thousands)                                          2005               2004
=========================================================================================

Net loss                                              $ (1,218)           $   (353)
Depreciation and amortization                            2,188                 456
Amortization of favorable leases                           297                  62
Straight line rent                                          32                (159)
Proceeds from offering of shares, net                   69,140               9,816
Establishment of funded reserves                        (4,815)                 --
Purchase of land and building                             (127)            (63,869)
Purchase of acquired real estate leases                     --              (3,614)
Purchase of acquired favorable real estate leases           --              (1,557)
Proceeds from long-term debt                                --              68,500
Principal payments on long-term debt                   (59,439)             (9,061)
-----------------------------------------------------------------------------------------
Cash Available for Distribution                       $  6,058            $    221
=========================================================================================

Contractual Obligations and Off Balance Sheet Arrangements

      The Company has no long term contractual obligations nor is it a party to any off balance sheet arrangements. Moreover, the Company does not have a proposed program for the renovation, improvement or development of the real property other than normal tenant improvements or replacements of equipment in the ordinary course of ongoing operations.

Quantitative and Qualitative Disclosure about Market Risk

We were not a party to any derivative financial instruments at or during the fiscal year ended December 31, 2005.

Item 3. Property

      Set forth below is information regarding the Property as of December 31, 2005:

                                                                 Percent
                               Date of          Approx.         Leased as         Number
Property Location              Purchase       Square Feet      of 12/31/05      of Tenants    Name of Major Tenant
-----------------              --------       -----------      -----------      ----------    --------------------

13737 Noel Road                10/14/04         379,518           100%               1        Tenet Hospitals Limited
Dallas, TX 75240

      We acquired fee title to the Property through a limited partnership, all of whose equity interest is owned, directly or indirectly, by the Company on October 14, 2004. In the opinion of our management, the Property is adequately covered by insurance. The Property is not currently encumbered by any mortgage indebtedness and, other than normal tenant improvements or replacements of equipment in the ordinary course of ongoing operations, there are no present plans for the improvement or development of any portion of the Property. Below is certain information with respect to the Property's tenant and lease. Completed in 1999, the Property is a sixteen-story Class "A" office tower containing approximately 379,518 rentable square feet located in Dallas, Texas.

Tenant

      The Property is currently leased in its entirety (100%) through December 31, 2009 to Tenet Hospitals, with the lease being fully guaranteed by Tenet Healthcare Corporation (NYSE: THC). Tenet Hospitals has occupied 100% of the Property since 1999. The Property has been designated as the worldwide headquarters for Tenet Healthcare Corporation. Tenet Hospitals operates as a subsidiary of Tenet Healthcare Corporation. Tenet Healthcare Corporation provides health care services, primarily through the operation of general hospitals. All of Tenet Healthcare Corporation's operations are conducted through its subsidiaries. Tenet Healthcare Corporation is the second largest investor-owned health care services company in the United States as measured by net operating revenues. As of December 31, 2005, Tenet Healthcare Corporation's subsidiaries operated 73 general hospitals (two of which were classified as critical access hospitals) with 18,259 licensed beds, serving urban and rural communities in 13 states. Of those general hospitals, 59 were owned by Tenet Healthcare Corporation's subsidiaries and 14 were owned by third parties and leased by Tenet Healthcare Corporation's subsidiaries (including one facility Tenet Healthcare Corporation owned located on land leased from a third party). The information in this paragraph about Tenet Hospitals and Tenet Healthcare Corporation is from Tenet Healthcare Corporation's Annual Report on Form 10-K for the year ended December 31, 2005 and has not been independently verified by us.

Lease

      The lease with Tenet Hospitals is structured on a triple-net (NNN) basis under which operating expenses are fully (100%) reimbursed by the tenant to the landlord. Ordinarily, the tenant is responsible for all normal operating expenses at the Property, which include but are not limited to: maintenance, repairs, real estate taxes, insurance, utilities and management costs. The landlord is generally obligated, at its expense, to maintain and replace, if necessary, all major building systems and all structural components of the Property, including walls, roof, slab and foundation.

      Under the terms of the lease, the base rent was fixed at $15.25 NNN per square foot ($5,787,649.50 total) on an annual basis on December 20, 1999 through December 31, 2004, and increased to $17.33 NNN per square foot ($6,577,046.94 total) on an annual basis on January 1, 2005, which base rent will be effective through lease expiration on December 31, 2009. Provided that the landlord and the tenant agree as to the terms, the lease may be extended beyond its current December 31, 2009 expiration for two consecutive renewal terms of five years each with at least 24 months' prior written notice. Base rents during both option periods would be at an amount equal to the then current fair market rental value, but in no event less than the rental rate being then being paid by the tenant.

Additional Operating Data

      Additional information regarding the amount of the Property's annual realty taxes and insurance can be found in the Statement of Operations that is included with this Form 10. Additional information regarding the Property's Federal tax basis, rate, method and life claimed for purposes of depreciation can be found in paragraph 2 of the Notes to Financial Statements that are included with this Form 10.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      The following tables set forth the beneficial ownership of the Company's Common Stock and Preferred Stock as of April 17, 2006 by each holder who beneficially owns more than five percent of the Company's Common Stock or Preferred Stock, director, by each of the Company's executive officers and by all current directors and executive officers as a group. To the Company's knowledge, no person or group, other than as set forth below, beneficially owns more than five percent of the Company's Common Stock or Preferred Stock.

Common Stock                                    Number of Shares   Percentage of
                                                  Beneficially      Outstanding
Name of Holder                                       Owned          Common Stock
--------------------------------------------------------------------------------

Franklin Street Properties Corp. (1)                    1              100%

George J. Carter(2)                                    --                0%

Barbara J. Fournier(2)                                 --                0%

R. Scott MacPhee(2)                                    --                0%

William W. Gribbell(2)                                 --                0%

Janet P. Notopoulos(2)                                 --                0%
                                                    ------           ------

All Directors and Executive Officers as a Group
(consisting of 5 persons)(2)                           --                0%
                                                    ======           ======

Preferred Stock                                Number of Shares   Percentage of
                                                 Beneficially      Outstanding
Name of Holder                                      Owned        Preferred Stock
--------------------------------------------------------------------------------

George J. Carter(2)                                    --                0%

Barbara J. Fournier(2)                                 --                0%

R. Scott MacPhee(2)                                    --                0%

William W. Gribbell(2)(3)                            0.25            0.029%

Janet P. Notopoulos(2)                                 --                0%
                                                    ------           ------

                                                    ------           ------
Edward Darman Company Limited Partnership(4)           60             6.98%
                                                    ------           ------

All Directors and Executive Officers as a Group
(consisting of 5 persons)(3)                           --                0%
                                                    ======           ======

(1) The address of Franklin Street Properties Corp. is 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880-6210.

(2) Each of the Executive Officers is employed by FSP Investments LLC, a subsidiary of Franklin Street Properties Corp. Franklin Street Properties Corp. owns 100% of the issued and outstanding Common Stock of the Company.

(3)   The fractional share is held by Mr. Gribbell's spouse.

(4) The address of Edward Darman Company Limited Partnership is c/o Saxon Real Estate Partners, 200 Oak Point Drive, Middleboro, Massachusetts 02346-1325.

Item 5. Directors and Executive Officers.

      Information regarding the executive officers and directors of the Company is set forth below:

      George J. Carter, age 57, is President and a director of the Company. Since 1996 he has also been President and Chief Executive Officer and director of Franklin Street and is responsible for all aspects of the business of Franklin Street and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments. From 1992 through 1996 he was President of Boston Financial Securities, Inc. ("Boston Financial"). Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts. From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts. Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co. Mr. Carter is a graduate of the University of Miami (B.S.). Mr. Carter is a NASD General Securities Principal (Series 24) and holds a NASD Series 7 general securities license.

      Barbara J. Fournier, age 50, is the Vice President, Chief Operating Officer, Treasurer and Secretary and a director of the Company. Since 1996, she has also been Vice President, Chief Operating Officer, Treasurer and Secretary and a director of Franklin Street. Ms. Fournier has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of Franklin Street and its affiliates. From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial. Prior to joining Boston Financial, Ms. Fournier served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group. From 1979 through 1986, Ms. Fournier worked at First Winthrop Corporation in administrative and management capacities, including Office Manager, Securities Operations and Partnership Administration. Ms. Fournier attended Northeastern University and the New York Institute of Finance. Ms. Fournier is a NASD General Securities Principal (Series 24). She also holds other NASD supervisory licenses including Series 4 and Series 53, and a NASD Series 7 general securities license.

      R. Scott MacPhee, age 48, is an Executive Vice President and a director of the Company. Since 1996, he has been an Executive Vice President of Franklin Street and has as his primary responsibility the direct equity placement of Franklin Street-sponsored investment programs. From 1993 through 1996 he was an executive officer of Boston Financial. From 1985 to 1993 Mr. MacPhee worked at Winthrop Financial Associates. Mr. MacPhee attended American International College. Mr. MacPhee holds a NASD Series 7 general securities license.

      William W. Gribbell, age 46, is an Executive Vice President and a director of the Company. Since 1996, he has been an Executive Vice President of Franklin Street and has as his primary responsibility the direct equity placement of Franklin Street-sponsored investment programs. From 1993 through 1996 he was an executive officer of Boston Financial. From 1989 to 1993 Mr. Gribbell worked at Winthrop Financial Associates. Mr. Gribbell is a graduate of Boston University (B.A.). Mr. Gribbell holds a NASD Series 7 general securities license.

      Janet Prier Notopoulos, age 58, is a Vice President and a director of the Company. In addition, she is President of FSP Property Management LLC and a Vice President and a director of Franklin Street and has as her primary responsibility the oversight of the management of the real estate assets of Franklin Street and its affiliates. Prior to joining Franklin Street in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients. From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company. Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar. Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).

      Each of the above persons has been associated with the Company since its inception in 2004. Each of them is an employee of FSP Investments LLC, a wholly-owned subsidiary of Franklin Street, the sole owner of the Common Stock.

Item 6. Executive Compensation.

      Each of the executive officers of the Company is compensated by Franklin Street in connection with their employment by Franklin Street and serves as an executive officer of the Company at Franklin Street's request without compensation. Franklin Street is subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (SEC). Franklin Street's common stock is traded on the American Stock Exchange under the symbol "FSP".

Item 7. Certain Relationships and Related Transactions.

      Messrs. Carter, MacPhee and Gribbell and Mses. Fournier and Notopoulos, each of whom is an executive officer of the Company, are executive officers of Franklin Street and, except for Messrs. MacPhee and Gribbell, are directors of Franklin Street. None of such persons received any remuneration from the Company for their services.

      We have in the past engaged in and currently engage in transactions with a related party, Franklin Street and its subsidiaries, FSP Investments LLC and FSP Property Management LLC (collectively "FSP"). We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders. FSP is the sole holder of the Company's one share of Common Stock that is issued and outstanding. Subsequent to the completion of the placement of the Preferred Stock in August 2005, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the Company. The following is a summary of related party transactions that occurred in 2005 and 2004:

      o The Company paid acquisition fees of $430,000 and $0, and other organizational and offering costs of $129,000 and $127,000 were paid to FSP in 2005 and 2004, respectively. Such fees were included in the cost of the real estate and were associated with the formation of the Company.

      o The Company paid syndication fees of $6,110,000 and $944,000 in 2005 and 2004, respectively, to FSP for services related to syndication of the Company's Preferred Stock.

      o During 2004, the Company borrowed and has subsequently repaid a note payable to FSP with an original principal amount of $68,500,000 and interest equal to the rate paid by FSP on its line of credit. During 2004 the Company repaid $9,061,000 of the principal and the remainder was repaid during 2005 with the final payment on the loan being made on August 8, 2005. Interest paid to FSP was $1,190,000 and $375,000 in 2005 and 2004, respectively. The average interest rate during the time the loan was outstanding was 5.59%.

      o The Company paid commitment fees of $4,327,000 and $618,000 in 2005 and 2004, respectively, to FSP for obtaining the first mortgage loan on the property. Such amount is included in interest expense in the financial statements.

      o The Company made distributions of $865,000 and $708,000 in 2005 and 2004, respectively, to FSP relating to earnings of the Company prior to the completion of the offering of Preferred Stock.

      o Management fees of $117,000 and $21,000 were paid in 2005 and 2004, respectively, to FSP to manage the Company on behalf of our stockholders.

Item 8. Legal Proceedings.

      There are no material legal proceedings to which the Company is a party. The Company from time to time may be involved in suits relating to the real property it owns for liability for slips and falls, damage to automobiles in the parking garage, minor theft or similar matters. The Company expects that most of these suits will be covered by insurance, subject to customary deductions. In addition, in the ordinary course of business, the Company may become involved in litigation to collect rents or other income due to it from tenants.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

      There is no established public trading market for the Company's Common Stock or Preferred Stock.

      As of April 17, 2006, there was one holder of record of the Common Stock of the Company's stock and there were 828 holders of record of the Preferred Stock. This computation is based upon the number of record holders reflected in our corporate records.

      Set forth below are the distributions made to Common and Preferred Stockholders in respect of each quarter from the last two fiscal years.

                                         For FSP Galleria North Corp
                                  ---------------------------------------
                                    Distributions         Distributions
                                       paid to               paid to
            Quarter                    Common               Preferred
             Ended                  Stockholders          Stockholders
             -----                  ------------          ------------

      December 31, 2004               $708,000              $       --
      March 31, 2005                        --                   3,870
      June 30, 2005                    508,912                 449,416
      September 30, 2005               272,640               1,061,146
      December 31, 2005                 83,333               1,538,981

      The Company does not have an equity compensation plan or any outstanding stock options or other securities convertible into the Company's Common Stock.

Item 10. Recent Sales of Unregistered Securities.

      Set forth below is information regarding the shares of Common Stock and Preferred Stock we issued and sold within the past three years, the consideration, if any, received by us for such shares and information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

      (1) In September 2004 we issued one share of our Common Stock, $0.01 par value, at a price of $10,000.

      (2) Between December 2004 and August 2005, we issued and sold an aggregate of 860 shares of our Preferred Stock, $0.01 par value per share, to 828 United States investors at a price of $100,000 per share, for an aggregate purchase price of $86,000,000. FSP Investments LLC (member, NASD and SIPC), a wholly-owned subsidiary of Franklin Street, acted as a broker/dealer on a best efforts basis with respect to the sale of equity interests in the Company.

      No underwriters were involved in the foregoing sales of securities. The securities were offered without registration under the Securities Act of 1933 by reason of the exemptions from the registration requirements set forth in Section 4(2) thereof and in Rule 506 of Regulation D promulgated thereunder. We based our belief that the offering had the benefit of these exemptions on the fact that no general solicitation was conducted, on information furnished in investor questionnaires and on representations made to us by the purchasers of shares of our Preferred Stock that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration or an available exemption from such registration.

Item 11. Description of Registrant's Securities to be Registered.

      Preferred Stock

      Each holder of shares of our Preferred Stock is entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available therefor. Each holder of Preferred Stock is entitled to receive, to the extent that funds are available therefor, $100,000 per share out of distributions to stockholders upon liquidation, dissolution or the winding up of the Company before any payment to the holders of our Common Stock; the balance of any such funds available for distribution will be distributed among the holders of shares of our Preferred Stock and the holders of our Common Stock, pro rata based on the number of shares held by each; provided, however, that for these purposes, one share of Common Stock is deemed to equal one-tenth of a share of Preferred Stock. As of April 17, 2006, we had 860 authorized shares of Preferred Stock; of which 860 were issued and outstanding.

      Holders of shares of Preferred Stock have only limited voting rights and have no right to vote for the election of directors except as described below and as provided by law. The affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock, voting as a separate class, is required for any of the following actions:

      o     The merger of the Company with any other entity.

      o     The sale of the Property.

      o     Any amendment to the Company's Certificate of Incorporation.

      In addition, the affirmative vote or written consent of the holders of 66.67% of the shares of Preferred Stock is required for any change in the authorized capital stock of the Company.

      The holders of a majority of the outstanding shares of Preferred Stock may remove one or more members of our Board of Directors without cause and replace such member or members with a person or persons designated by such holders. Thereafter, the holders of shares of Preferred Stock will, at each meeting of stockholders to elect directors, vote as one class together with the holders of Common Stock for the election of directors.

      Holders of shares of Preferred Stock have no redemption or conversion rights. The shares of Preferred Stock have not been registered under the Securities Act of 1933 and we have no plan to effect such registration. Holders of shares of Preferred Stock have no right to require any registration to be effected by us and we are not obligated to supply the holders of shares of Preferred Stock with information which might be necessary to enable them to make sales of the shares of Preferred Stock.

      Our Certificate of Incorporation contains a provision that renders void any transfer of shares of Preferred Stock that would result in the disqualification of the Company as a REIT.

      Common Stock

      Except as set forth above, the holders of Common Stock have the sole right to elect the directors of the Company and to vote on all matters. As of April 17, 2006, we had one authorized share of Common Stock, which was issued and outstanding.

Item 12. Indemnification of Directors and Officers

      Article SEVENTH of our Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the Delaware General Corporation Law and provides that no director of our company shall be personally liable to the Company or its stockholders for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law statute prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

      The Delaware General Corporation Law currently permits the liability of directors to a corporation or its stockholders for money damages to be eliminated, except for:

      o any breach of the director's duty of loyalty to the corporation and its stockholders,
      o acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
      o unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, and
      o any transaction from which the director derived an improper personal benefit.

      Article EIGHTH of our Certificate of Incorporation provides that, with respect to any threatened, pending or completed action, suit or proceeding other than an action by or in the right of us, each person who was or is a party by virtue of the fact that he is or was, or has agreed to become, a director or officer of our company or is or was serving, or has agreed to serve, in the position of director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) on our behalf or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by us against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding and appeal of the same, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Notwithstanding anything to the contrary in Article EIGHTH, we will not indemnify a director or officer to the extent that such person is reimbursed from the proceeds of insurance, and in the event we make any indemnification payments to such person and he is subsequently reimbursed from the proceeds of insurance, he will promptly refund such indemnification payments to us to the extent of such insurance reimbursement.

      Article EIGHTH of our Certificate of Incorporation further provides that, with respect to any threatened, pending or completed action or suit by or in the right of us, each person who was or is a party by virtue of the fact that he is or was, or has agreed to become, a director or officer of our company or is or was serving, or has agreed to serve, in the position of director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) on our behalf or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by us against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action and any appeal of the same, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, except to the extent that the Court of Chancery of Delaware determines upon application that such indemnification is proper under the circumstances.

      Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, or on appeal of the same, he is required to be indemnified by us against all costs, charges and expenses (including attorneys' fees) incurred in connection therewith. Without limiting the foregoing, for these purposes such director or officer will be considered to have been wholly successful with respect to any action, suit or proceeding if it is disposed of, including without prejudice, without (a) being adverse to him, (b) an adjudication that he was liable to us, (c) a plea of guilty or nolo contendere, (d) an adjudication that he did not act in good faith and in a manner he believed to be reasonably to be in or not opposed to our best interests, and (e) with respect to a criminal proceeding, an adjudication that he had reasonable cause to believe his conduct was unlawful. Costs, charges and expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such costs, charges and expenses.

      Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification or if we fail to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. Costs incurred by such director or officer in connection with successfully establishing his right to indemnification, in whole or in part, will also be indemnified by us. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

      Article EIGHTH of our Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended, we must continue to indemnify our directors and officers with respect to any action that arose prior to the amendment, to the same extent that the director or officer would have been indemnified prior to the amendment.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person has no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      The Franklin Street directors and officers liability insurance policy covers certain liabilities of directors and officers of the Company.

Item 13. Financial Statements and Supplementary Data.

      See attached financial statements beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 15. Financial Statements and Exhibits.

      (a)   Financial Statements

            See Index to Financial Statements and Schedules on page F-1.

      (b)   Exhibits

            The Exhibits set forth in the Exhibit Index are incorporated herein by reference.

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2006                     FSP GALLERIA NORTH CORP.


                                         By: /s/ George J. Carter
                                             -------------------------
                                             George J. Carter
                                             President

                                  EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------

   3.1 *              Certificate of Incorporation

   3.2 *              By-Laws

  10.1 *              Office Lease Agreement

  10.2 *              First Amendment to Lease Agreement

  10.3 *              Second Amendment to Lease Agreement

  10.4 *              Third Amendment to Lease Agreement

  10.5 *              Asset Management Agreement

  21.1 *              Subsidiaries of the Registrant


----------
*     Filed herewith

                            FSP Galleria North Corp.
                          Index to Financial Statements

                           December 31, 2005 and 2004

                                Table of Contents
                                                                            Page
                                                                            ----
Financial Statements

Report of Independent Registered Public Accounting Firm....................  F-2

Balance Sheets as of December 31, 2005 and 2004............................  F-3

Statements of Operations for the year ended December 31, 2005 and for the period September 21, 2004 (date of inception) to December 31, 2004... F-4

Statements of Changes in Stockholders' Equity for the year ended
      December 31, 2005 and for the period September 21, 2004
      (date of inception) to December 31, 2004.............................  F-5

Statements of Cash Flows for the year ended December 31, 2005 and for the period September 21, 2004 (date of inception) to December 31, 2004... F-6

Notes to Financial Statements..............................................  F-7


      All other schedules for which a provision is made in the applicable accounting resolutions of the Securities Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                            [LETTERHEAD OF BRAVER PC]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders
FSP Galleria North Corp.
Wakefield, Massachusetts


We have audited the accompanying balance sheets of FSP Galleria North Corp. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2005 and for the period from September 21, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Galleria North Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and for the initial period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


/s/ Braver PC
Newton, Massachusetts
March 1, 2006

                            FSP Galleria North Corp.
                                 Balance Sheets

(in thousands, except shares and par value amounts)             December 31, 2005      December 31, 2004
=========================================================================================================

Assets:

Real estate investments, at cost:
     Land                                                                $  5,535               $  5,535
     Buildings and improvements                                            58,461                 58,334
---------------------------------------------------------------------------------------------------------
                                                                           63,996                 63,869

     Less accumulated depreciation                                          1,811                    312
---------------------------------------------------------------------------------------------------------

Real estate investments, net                                               62,185                 63,557

Acquired real estate leases, net of accumulated amortization
      of $833 and $144, respectively                                        2,781                  3,470
Acquired favorable real estate leases, net of accumulated
      amortization of $359 and $62, respectively                            1,198                  1,495
Cash and cash equivalents                                                   8,787                  2,673
Tenant rent receivable                                                        151                     32
Step rent receivable                                                          127                    159
Prepaid expenses and other assets                                              22                     43
---------------------------------------------------------------------------------------------------------

      Total assets                                                       $ 75,251               $ 71,429
=========================================================================================================

Liabilities and Stockholders' Equity:

Liabilities:
Accounts payable and accrued expenses                                    $  2,492               $  3,235
Distributions payable                                                          --                      4
Note payable                                                                   --                 59,439
---------------------------------------------------------------------------------------------------------

     Total liabilities                                                      2,492                 62,678
=========================================================================================================

Commitments and Contingencies:                                                 --                     --

Stockholders' Equity:
     Preferred Stock, $.01 par value, 860 shares
       authorized, 860 and 107.5 issued and outstanding
       at December 31, 2005 and 2004, respectively                             --                     --

     Common Stock, $.01 par value, 1 share
        authorized, issued and outstanding                                     --                     --
     Additional paid-in capital                                            78,956                  9,816
     Retained deficit and distributions in excess of earnings              (6,197)                (1,065)
---------------------------------------------------------------------------------------------------------

     Total Stockholders' Equity                                            72,759                  8,751
---------------------------------------------------------------------------------------------------------

     Total Liabilities and Stockholders' Equity                          $ 75,251               $ 71,429
=========================================================================================================
                                                          See accompanying notes to financial statements.

                            FSP Galleria North Corp.
                            Statements of Operations

                                                                                        For the Period
                                                                                      September 21, 2004
                                                                 Year Ended         (date of inception) to
(in thousands, except shares and per share amounts)          December 31, 2005         December 31, 2004
===========================================================================================================

Revenues:
     Rental                                                       $ 10,671                 $ 2,181
-----------------------------------------------------------------------------------------------------------

        Total revenue                                               10,671                   2,181
-----------------------------------------------------------------------------------------------------------

Expenses:

     Rental operating expenses                                       3,005                     573
     Real estate taxes and insurance                                 1,451                     330
     Depreciation and amortization                                   2,188                     456
     Interest                                                        5,325                   1,184
-----------------------------------------------------------------------------------------------------------

       Total expenses                                               11,969                   2,543
-----------------------------------------------------------------------------------------------------------

Loss before interest income                                         (1,298)                   (362)

Interest income                                                         80                       9
-----------------------------------------------------------------------------------------------------------

Net loss                                                            (1,218)                   (353)

Distributions paid to common stockholder                               865                     708
-----------------------------------------------------------------------------------------------------------

Net loss attributable to preferred stockholders                   $ (2,083)                $(1,061)
===========================================================================================================

Weighted average number of preferred shares outstanding,
     basic and diluted                                              617.28                  107.50
===========================================================================================================

Net loss per preferred share, basic and diluted                   $ (3,374)                $(9,870)
===========================================================================================================
                                                            See accompanying notes to financial statements.

                            FSP Galleria North Corp.
                  Statements of Changes in Stockholders' Equity
                    For the Year Ended December 31, 2005 and
   for the Period September 21, 2004 (date of inception) to December 31, 2004

                                                                                        Retained Deficit
                                                                        Additional      and Distributions          Total
                                               Preferred     Common       Paid in         in Excess of         Stockholders'
(in thousands, except shares)                    Stock        Stock       Capital           Earnings               Equity
============================================================================================================================

Issuance of common share                        $   --      $   --        $    10            $    --               $   10

Private offering of 107.5 shares, net               --          --          9,806                 --                9,806

Distributions - common stockholders                 --          --             --               (708)                (708)

Distributions - preferred stockholders              --          --             --                 (4)                  (4)

Net loss                                            --          --             --               (353)                (353)
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2004                          --          --          9,816             (1,065)               8,751

Private offering of 752.5 shares, net               --          --         69,140                 --               69,140

Distributions - common stockholders                 --          --             --               (865)                (865)

Distributions - preferred stockholders              --          --             --             (3,049)              (3,049)

Net loss                                            --          --             --             (1,218)              (1,218)
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2005                      $   --      $   --        $78,956            $(6,197)            $ 72,759
============================================================================================================================
                                                                             See accompanying notes to financial statements.

                            FSP Galleria North Corp.
                            Statements of Cash Flows

                                                                                                     For the Period
                                                                                                   September 21, 2004
                                                                        For the Year Ended       (date of inception) to
(in thousands)                                                           December 31, 2005          December 31, 2004
=======================================================================================================================

Cash flows from operating activities:
     Net loss                                                                 $ (1,218)                $   (353)
     Adjustments to reconcile net loss to net cash provided by
        operating activities:
            Depreciation and amortization                                        2,188                      456
            Amortization of favorable real estate leases                           297                       62
        Changes in operating assets and liabilities:
            Tenant rent receivable                                                (119)                     (32)
            Step rent receivable                                                    32                     (159)
            Prepaid expenses and other assets                                       21                      (43)
            Accounts payable and accrued expenses                                 (313)                   2,805
-----------------------------------------------------------------------------------------------------------------------

                Net cash provided by operating activities                          888                    2,736
-----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Purchase of real estate assets                                               (557)                 (63,439)
     Purchase of acquired real estate leases                                        --                   (3,614)
     Purchase of acquired favorable real estate leases                              --                   (1,557)
-----------------------------------------------------------------------------------------------------------------------

                Net cash used for investing activities                            (557)                 (68,610)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Proceeds from sale of company stock                                        75,250                   10,760
     Syndication costs                                                          (6,110)                    (944)
     Distributions to stockholders                                              (3,918)                    (708)
     Proceeds from long-term debt                                                   --                   68,500
     Principal payments on long-term debt                                      (59,439)                  (9,061)
-----------------------------------------------------------------------------------------------------------------------

                Net cash provided by financing activities                        5,783                   68,547
-----------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                        6,114                    2,673

Cash and cash equivalents, beginning of period                                   2,673                       --
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                      $  8,787                 $  2,673
=======================================================================================================================

Supplemental disclosure of cash flow information:

Cash paid for:
     Interest                                                                 $  5,517                 $    993

Disclosure of non-cash investing activities:
     Accrued costs for purchase of real estate assests                        $     --                 $    430

Disclosure of non-cash financing activities:
     Distributions declared but not paid                                      $     --                 $      4
                                                                See accompanying notes to financial statements.

                            FSP Galleria North Corp.
                          Notes to Financial Statements


1.    Organization

FSP Galleria North Corp. (the "Company") was organized on September 21, 2004 as a corporation under the laws of the State of Delaware to purchase, own and operate a sixteen-story Class "A" office tower containing approximately 379,518 rental square feet of space located on approximately 4.8 acres of land in Dallas, Texas (the "Property"). The Company acquired the Property on October 14, 2004.

2.    Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The results of operations from inception to December 31, 2004 are not necessarily indicative of the results to be obtained for other interim periods or for the full fiscal year.

ESTIMATES AND ASSUMPTIONS

The Company prepares its financial statements and related notes in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REAL ESTATE AND DEPRECIATION

Real estate assets are stated at the lower of cost or fair value, as appropriate, less accumulated depreciation.

Costs related to property acquisition and improvements are capitalized. Typical capital items include new roofs, site improvements, various exterior building improvements and major interior renovations. Funding for capital improvements typically is provided by cash set aside at the time the Property was purchased.

Routine replacements and ordinary maintenance and repairs that do not extend the life of the asset are expensed as incurred. Typical expense items include interior painting, landscaping and minor carpet replacements. Funding for repairs and maintenance items typically is provided by cash flows from operating activities.

Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows:

      Category                                 Years
      --------                                 -----

      Building - Commercial                      39
      Building Improvements                    15-39
      Furniture & Equipment                     5-7

The following schedule reconciles the cost of the Property as shown in the Company's Offering Memorandum dated November 15, 2004 as to the amounts shown on the Company's Balance Sheet as of December 31, 2005:

      (in thousands)
      --------------

      Price per Offering Memorandum                                    $68,500
      Plus:  Acquisition fees                                              430
      Plus:  Other acquisition costs                                       237
      -------------------------------------------------------------------------
      Total                                                            $69,167
      =========================================================================

                            FSP Galleria North Corp.
                          Notes to Financial Statements


2.    Summary of Significant Accounting Policies (continued)

REAL ESTATE AND DEPRECIATION (continued)


These costs were recorded in the Company's Balance Sheet as of December 31, 2005 as follows:

      (in thousands)
      --------------

      Land                                                             $ 5,535
      Building                                                          58,461
      Acquired real estate leases                                        3,614
      Acquired favorable real estate leases                              1,557
      -------------------------------------------------------------------------
      Total                                                            $69,167
      =========================================================================

The Company evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its fair value based on discounting its estimated future cash flows. At December 31, 2005 and 2004, no such indicators of impairment were identified.

Depreciation expense of $1,499,000 and $312,000 is included in Depreciation and Amortization in the Company's Statements of Operations for the periods ended December 31, 2005 and 2004, respectively.

ACQUIRED REAL ESTATE LEASES

Acquired real estate leases represent the estimated value of legal and leasing costs related to acquired leases that were included in the purchase price when the Company acquired the Property. Under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", which was approved by the Financial Accounting Standards Board ("FASB") in June 2001, the Company is required to segregate these costs from its investment in real estate. The Company subsequently amortizes these costs on a straight-line basis over the remaining life of the related leases. Amortization expense of $689,000 and $144,000 is included in Depreciation and Amortization in the Company's Statements of Operations for the periods ended December 31, 2005 and 2004, respectively.

Acquired real estate lease costs included in the purchase price of the Property were $3,614,000 and are being amortized over the weighted-average period of five years in respect of the leases assumed. Detail of the acquired real estate leases as of December 31,:

      (in thousands)                                  2005            2004
      --------------                               -------------------------

      Cost                                           $3,614          $3,614
      Accumulated amortization                         (833)           (144)
                                                   -------------------------
      Book value                                     $2,781          $3,470
                                                   =========================

The estimated annual amortization expense for the four years succeeding December 31, 2005 are as follows:

      (in thousands)
      --------------
      2006                                       $689
      2007                                       $689
      2008                                       $689
      2009                                       $689
      2010                                       $ 25

                            FSP Galleria North Corp.
                          Notes to Financial Statements


2.    Summary of Significant Accounting Policies (continued)

ACQUIRED FAVORABLE REAL ESTATE LEASES

Acquired favorable real estate leases represent the value related to the leases when the lease payments due under a tenant's lease exceed the market rate of the lease at the date the Property was acquired. Under SFAS 141 the Company is required to report this value separately from its investment in real estate. The Company subsequently amortizes this amount on a straight-line basis over the remaining life of the tenant's lease. Amortization of $297,000 and $62,000 is shown as a reduction of rental income in the Company's Statements of Operations for the periods ended December 31, 2005 and 2004, respectively.


The acquired favorable real estate leases included in the purchase price of the property were $1,557,000 and are being amortized over a period of five years in respect of the leases assumed. Details of the acquired favorable real estate leases as of December 31,:

      (in thousands)                                 2005            2004
      --------------                              -------------------------

      Cost                                          $1,557          $1,557
      Accumulated amortization                        (359)            (62)
                                                  -------------------------
      Book value                                    $1,198          $1,495
                                                  =========================

The estimated annual amortization expense for the four years succeeding December 31, 2005 are as follows:

      (in thousands)
      --------------
      2006                                       $297
      2007                                       $297
      2008                                       $297
      2009                                       $297
      2010                                       $ 10


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

The Company has set aside funded reserves of $4,815,000 at December 31, 2005 in anticipation of future capital needs of the Property. These funds typically are used for the payment of real estate assets and deferred leasing commissions; however, there is no legal restriction on their use and they may be used for any Company purpose.

CONCENTRATION OF CREDIT RISKS

Cash, cash equivalents and short-term investments are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances and short-term investments principally in one bank which the Company believes to be creditworthy. The Company periodically assesses the financial condition of the bank and believes that the risk of loss is minimal. Cash balances held with various financial institutions frequently exceed the insurance limit of $100,000 provided by the Federal Deposit Insurance Corporation.

For the periods ended December 31, 2005 and 2004, rental income was derived from one tenant. As such, future receipts are dependent upon the financial strength of the lessee and its ability to perform under the lease agreement.

The following tenant represents greater than 10% of total rental revenue as of December 31, 2005 and 2004:

      Tenet Hospitals Limited                                100%

                            FSP Galleria North Corp.
                          Notes to Financial Statements


2.    Summary of Significant Accounting Policies (continued)

FINANCIAL INSTRUMENTS

The Company estimates that the carrying value of cash and cash equivalents approximate their fair values based on their short-term maturity and prevailing interest rates.

STEP RENT RECEIVABLE

The lease provides for fixed rental increases over the life of the lease. Rental revenue is recognized on the straight-line basis over the related lease term; however, billings by the Company are based on required minimum rentals in accordance with the lease agreements. Step rent receivable, which is the cumulative revenue recognized in excess of amounts billed by the Company, is $127,000 and $159,000 at December 31, 2005 and 2004, respectively.

TENANT RENT RECEIVABLE

Tenant rent receivable is reported at the amount the Company expects to collect on balances outstanding at year-end. Management monitors outstanding balances and tenant relationships and concluded that any realization losses would be immaterial.

SYNDICATION FEES

Syndication fees are selling commissions and other costs associated with the initial offering of shares of the Company's Preferred Stock. Such costs, in the amount of $7,054,000 and $944,000 have been reported as a reduction in Stockholders' Equity in the Company's Balance Sheets at December 31, 2005 and 2004, respectively.

REVENUE RECOGNITION

The Company has retained substantially all of the risks and benefits of ownership of the Company's commercial property and accounts for its lease as an operating lease. Rental income from the lease, which may include rent concession (including free rent and tenant improvement allowances) and scheduled increases in rental rates during the lease term, is recognized on a straight-line basis. The Company does not have any percentage rent arrangements with its commercial property tenant. Reimbursable costs are included in rental income in the period earned. A schedule showing the components of rental revenue is shown below.

                                                   Year Ended       Period Ended
                                                  December 31,      December 31,
      (in thousands)                                  2005              2004
      ==========================================================================
      Income from lease                             $ 6,596           $1,249
      Straight-line rent adjustment                     (32)             159
      Reimbursable expenses                           4,404              835
      Amortization of favorable lease                  (297)             (62)
      --------------------------------------------------------------------------

           Total                                    $10,671           $2,181
      ==========================================================================

INTEREST INCOME

Interest income is recognized when the earnings process is complete.

INCOME TAXES

The Company has elected to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended. As a REIT, the Company generally is entitled to a tax deduction for dividends paid to its stockholders, thereby effectively subjecting the distributed net income of the Company to taxation at the stockholder level only. The Company must comply with a variety of restrictions to maintain its status as a REIT. These restrictions include the type of income it can earn, the type of assets it can hold, the number of stockholders it can have and the concentration of their ownership, and the amount of the Company's taxable income that must be distributed annually.

                            FSP Galleria North Corp.
                          Notes to Financial Statements


2.    Summary of Significant Accounting Policies (continued)

NET INCOME PER SHARE

The Company follows SFAS No. 128 "Earnings per Share", which specifies the computation, presentation and disclosure requirements for the Company's net income per share. Basic net income per share of Preferred Stock is computed by dividing net income by the weighted average number of shares of Preferred Stock outstanding during the period. Diluted net income per share of Preferred Stock reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into shares. There were no potential dilutive shares outstanding at December 31, 2005 and 2004. Subsequent to the completion of the offering shares of Preferred Stock, the holders of Common Stock are not entitled to share in any income nor in any related dividend.

3.    Note Payable

The Company had a note payable secured by the Property with an original principal balance of $68,500,000. The note payable was subsequently repaid from the proceeds of a series of closings of the sale of the Company's Preferred Stock between December 2004 and August 2005. The note payable had a term of two years, and was prepaid without penalty in full as of August 2005. The interest rate on the note payable was equal to the rate payable by Franklin Street Properties Corp. ("FSP") on borrowings under its line of credit with its bank. The weighted average interest rate during the time the loan was outstanding was 5.59%. The balance at December 31, 2004 was $59,439,000.

4.    Income Taxes

The Company files as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. In order to qualify as a REIT, the Company is required to distribute at least 90% of its taxable income to stockholders and to meet certain asset and income tests as well as certain other requirements. The Company will generally not be liable for federal income taxes, provided it satisfies these requirements. Even as a qualified REIT, the Company is subject to certain state and local taxes on its income and property.

For the period ended December 31, 2004, the Company incurred a net operating loss for income tax purposes of approximately $317,000 that can be carried forward until it expires in the year 2024.

At December 31, 2005, the Company's net tax basis of its real estate assets was $67,196,000. The following schedule reconciles net loss to taxable income (loss) subject to dividend requirements:

                                                      Year Ended    Period Ended
                                                     December 31,   December 31,
(in thousands)                                           2005           2004
================================================================================

Net loss                                                $(1,218)         $(353)

Add:  Book depreciation and amortization                  2,188            456
      Amortization of favorable real estate leases          297             62
      Deferred rent                                         876             --
      Organization costs                                      2             17
Less: Tax depreciation and amortization                  (1,637)          (340)
      Straight-line rents                                    32           (159)
--------------------------------------------------------------------------------
Taxable income (loss)[1]                                $   540          $(317)
================================================================================

(1)   A tax loss is not subject to a dividend requirement.

                            FSP Galleria North Corp.
                          Notes to Financial Statements


4.    Income Taxes (continued)

      The following schedule summarizes the tax components of the distributions paid for the periods ended December 31,:

(in thousands)                         2005                                       2004
                       ------------------------------------       -------------------------------------
                       Preferred      Common           %          Preferred      Common            %
                       ---------     --------      --------       ---------     --------       --------
Ordinary income        $    456      $    129            15%      $     --      $     --             0%
Return of Capital         2,597           736            85%            --           708           100%
                       --------      --------      --------       --------      --------       --------
Total                  $  3,053      $    865           100%      $     --      $    708           100%
                       ========      ========      ========       ========      ========       ========

5.    Capital Stock

PREFERRED STOCK

Generally, each holder of shares of Preferred Stock is entitled to receive ratably all dividends, if any, declared by the Board of Directors out of funds legally available. The right to receive dividends is non-cumulative, and no right to dividends shall accrue by reason of the fact that no dividend has been declared in any prior year. Each holder of shares of Preferred Stock will be entitled to receive, to the extent that funds are available therefore, $100,000 per share of Preferred Stock, before any payment to the holder of Common Stock, out of distributions to stockholders upon liquidation, dissolution or the winding up of the Company; the balance of any such funds available for distribution will be distributed among the holders of shares of Preferred Stock and the holder of Common Stock, pro rata based on the number of shares held by each; provided, however, that for these purposes, one share of Common Stock will be deemed to equal one-tenth of a share of Preferred Stock.

In addition to certain rights to remove and replace directors, the holders a majority of the then outstanding shares of Preferred Stock shall have the further right to approve or disapprove a proposed sale of the Property, the merger of the Company with any other entity and amendments to the corporate charter. A vote of the holders of not less than 66.67% of then outstanding shares of Preferred Stock is required for the issuance of any additional shares of capital stock. Holders of shares of Preferred Stock have no redemption or conversion rights.

COMMON STOCK

FSP is the sole holder of the Company's Common Stock. FSP has the right to vote to elect the directors of the Company and to vote on all matters, subject to the voting rights of the Preferred Stock set forth above. Subsequent to the completion of the offering of the shares of Preferred Stock in August 2005, FSP, as the holder of Common Stock, was not entitled to share in any earnings nor any related dividend.

6.    Related Party Transactions

The Company paid acquisition fees of $430,000 and $0, and other organizational and offering costs of $129,000 and $127,000 to FSP in 2005 and 2004, respectively. Such fees were included in the cost of the real estate and were associated with the formation of the Company.

The Company paid syndication fees of $6,110,000 and $944,000 in 2005 and 2004, respectively, to FSP for services related to syndication of the Company's Preferred Stock.

During 2004, the Company borrowed and has subsequently repaid a note payable to FSP with an original principal amount of $68,500,000 and interest equal to the rate paid by FSP on its line of credit. During 2004 the Company repaid $9,061,000 of the principal and the remainder was repaid during 2005 with the final payment on the loan being made on August 8, 2005. Interest paid to FSP was $1,190,000 and $375,000 in 2005 and 2004, respectively. The average interest rate during the time the loan was outstanding was 5.59%.

The Company paid commitment fees of $4,327,000 and $618,000 in 2005 and 2004, respectively, to FSP for obtaining the first mortgage loan on the property. Such amounts are included in interest expense in the financial statements.

The Company made distributions of $865,000 and $708,000 in 2005 and 2004, respectively, to FSP relating to earnings of the Company prior to the completion of the offering of Preferred Stock.

Management fees of $117,000 and $21,000 were paid in 2005 and 2004, respectively, to FSP to manage the Company on behalf of our stockholders.

                            FSP Galleria North Corp.
                          Notes to Financial Statements


7.    Commitments and Contingencies

The Company, as lessor, has minimum future rentals due under a non-cancelable operating lease as follows:

                                        Year Ending
      (in thousands)                    December 31,       Amount
                                        ------------       ------
                                            2006          $ 6,577
                                            2007            6,577
                                            2008            6,577
                                            2009            6,577
                                                          --------

                                                          $26,308
                                                          =======

In addition, the lessee is liable for real estate taxes and certain operating expenses of the Property.

Upon acquiring the commercial rental property on October 14, 2004, the Company was assigned the lease agreement between the seller of the Property and the existing tenant.

8.    Segment Reporting

The Company operates in one industry segment - real estate ownership of commercial property. As of December 31, 2005 and 2004, the Company owned and operated a sixteen-story office building in that one segment.

9.    Selected Unaudited Quarterly Information

(in thousands, except share and per share data)

                                                                          2005
                                                   ------------------------------------------------
                                                    First         Second         Third       Fourth
                                                   Quarter       Quarter        Quarter     Quarter
                                                   -------       -------        -------     -------
Revenue                                            $ 2,649       $ 2,589       $ 2,620      $ 2,813
Net income                                          (1,694)       (1,074)          409        1,141
Distributions to common shareholder                    509           273            83
Income (loss) to preferred shareholders             (2,203)       (1,347)          326        1,141
Income (loss) per preferred share                   (9,357)       (3,387)          609        1,848
Weighted average preferred shares outstanding       235.45        397.75        535.49       617.28

                                                                          2004
                                                   ------------------------------------------------
                                                    First         Second         Third       Fourth
                                                   Quarter       Quarter        Quarter     Quarter
                                                   -------       -------        -------     -------
Revenue                                            $    --       $    --       $    --      $ 2,181
Net loss                                                --            --            --         (353)
Distributions to common stockholders                    --                                      708
Loss to preferred stockholders                          --            --            --       (1,061)
Loss per preferred share                                --            --            --       (9,870)
Weighted average preferred shares outstanding           --            --            --       107.50

                                  SCHEDULE III

                            FSP Galleria North Corp.
                    Real Estate and Accumulated Depreciation
                                December 31, 2005

                                                                        Initial Cost
                                                             ----------------------------------
                                                                                       Costs
                                                                                    Capitalized
                                                                       Buildings    (Disposals)
                                                                     Improvements   Subsequent
                                                                          and           to
Description                                Encumbrances (1)   Land     Equipment    Acquisition
-----------                                ----------------   ----     ---------    -----------

   Galleria North, Dallas, Texas                              5,535      58,334         127

                                                               Historical Costs
                                           -------------------------------------------------------------

                                                                                               Total
                                                     Buildings                                 Costs,
                                                   Improvements                                Net of     Depreciable
                                                        and                   Accumulated   Accumulated       Life      Date of
Description                                 Land     Equipment   Total (2)    Depreciation  Depreciation     Years     Acquisition
-----------                                 ----     ---------   ---------    ------------  ------------     -----     -----------
                                             (in thousands)
   Galleria North, Dallas, Texas             5,535     58,461      63,996        1,811         62,185          39          2004

(1)   There are no encumbrances on the above properties.
(2)   The aggregate cost for Federal Income Tax purposes is $69,167.

                            FSP Galleria North Corp.

The following table summarizes the changes in the Company's real estate investments and accumulated depreciation:

                                                              December 31,
                                                       -------------------------
(in thousands)                                            2005             2004
================================================================================

Real estate investments, at cost:
   Balance, beginning of period                         $63,869          $    --
       Acquisitions                                         127           63,869
       Improvements                                          --               --
       Dispositions                                          --               --
--------------------------------------------------------------------------------

   Balance, end of period                               $63,996          $63,869
================================================================================

Accumulated depreciation:
    Balance, beginning of period                        $   312          $    --
        Depreciation                                      1,499              312
        Dispositions                                         --               --
--------------------------------------------------------------------------------

    Balance, end of period                              $ 1,811          $   312
================================================================================